Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended					Twelve
	December 31,					Months
	(Thousands of Dollars)					Ended
						September 30,
	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525	$14,700
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(17,463)
Equity in loss of equity method
investments	458	435	186	296	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)	(420)
Fixed charges, as below	69,923	72,243	73,261	85,034	62,658	68,822
Total earnings, as defined	$199,365	$208,825	$279,564	$272,958	$70,428	$65,639

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031	$65,817
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857	1,381
Rental interest factor	801	955	1,036	1,587	1,770	1,624
Total fixed charges, as defined	$69,923	$72,243	$73,261	$85,034	$62,658	$68,822

Ratio of earnings to fixed charges (A)	2.85x	2.89x	3.82x	3.21x	1.12x	0.95x

(A)  The ratio of earnings to fixed charges for the twelve months ended September 30, 2003 was 0.95, as noted above, which represents a deficiency of $3 million.